UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: September 30, 2024

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	Alternative Monthly Report- Mindset Capital LLC, as originally filed on Sedar on July 10, 2024
2.	Consolidated Financial Statements for the three and six months ended June 30, 2024, as originally filed on Sedar on August 26, 2024
3.	Form 51-102F1 Management Discussion and Analysis for the six months ended June 30, 2024, as originally filed on Sedar on August 26, 2024
4.	Form 52-109FV2 CEO Certification of Interim Filings Venture Issuer Basic Certificate, as originally filed on Sedar on August 26, 2024
5.	Form 52-109FV2 CFO Certification of Interim Filings Venture Issuer Basic Certificate, as originally filed on Sedar on August 26, 2024
6.	News Release – Grown Rogue Reports Second Quarter 2024 Results, as originally filed on Sedar on August 27, 2024
7.	News Release – Grown Rogue Announces Commencement of Operations in New Jersey, as originally filed on Sedar on August 28, 2024
8.	News Release – Grown Rogue Announces Conversion of Multiple Voting Shares, as originally filed on Sedar on August 30, 2024
9.	Form 62-103F1 Early Warning Report- J. Obie Strickler, as originally filed on Sedar on August 30, 2024
10.	News Release – Grown Rogue Grants Options and RSUs, as originally filed on Sedar on September 2, 2024
11.	Early Warning News Release- Bengal Catalyst Fund, LP Holdings in Grown Rogue International Inc., as originally filed on Sedar on September 5, 2024
12.	Form 62-103F1 Early Warning Report – Bengal Catalyst Fund, LP, as originally filed on Sedar on September 5, 2024
13.	Form 51-102F3 Material Change Report regarding Grown Rogue International announcing commencement of operations in New Jersey, conversion of multiple voting shares, and grants of Options and RSUs, as originally filed on Sedar on September 9, 2024
14.	Alternative Monthly Report- Mindset Capital LLC, as originally filed on Sedar on September 10, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated September 30, 2024	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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